Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated March 4, 2005, with respect to the consolidated balance sheets of Yellow Roadway Corporation as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 2004, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the Yellow Roadway Corporation Annual Report on Form 10-K, incorporated herein by reference, in the Registration Statement on Form S-8.

KPMG LLP
Kansas City, Missouri
May 3, 2005

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